Filed by: Domtar Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

On February 22, 2007, Weyerhaeuser Company filed a Form 8-K with the Securities Exchange Commission, item 2.06 of which states the following:

(a)
On February 15, 2007, Weyerhaeuser Company’s Board of Directors approved the sale of the company’s Canadian building materials distribution business (the “Business”). The price negotiated is less than the company’s carrying amount of the net assets of the Business and management determined that a charge for impairment of the allocable portion of goodwill, working capital and equipment is required.

(b)	The company estimates that it will record a pretax asset impairment charge in the first quarter of 2007 in the range of approximately $30 million to $35 million.

(c)	The company believes that the amount of the impairment charge will not result in future cash expenditures.